United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corporation

Name of persons relying on exemption: Arjuna Capital

Address of persons relying on exemption: 1 Elm St. Manchester, MA 01944

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO CHEVRON CORP.

Arjuna Capital and The Shareholder Commons urge you to vote FOR Proposal 6 on the proxy, the shareholder proposal requesting the Board to convert Chevron Corp. from a conventional corporation to a public benefit corporation (PBC).

Arjuna Capital is a sustainable and impact investment firm that works with high-net-worth investors and institutions to invest their assets with a lens toward Environmental, Social, and Governance (ESG) risk and opportunity. Arjuna Capital filed Proposal 6 for the benefit of its clients invested in diversified investment portfolios and on behalf of managing partner and client Adam Seitchik.

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves beneficiaries.

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“Chevron’s objective is to deliver higher returns, lower carbon.”

-	Chevron 2021 Proxy Statement

With this simple statement, Chevron Corp. demonstrates the urgent need for conversion to a PBC. Despite the severity of the climate crisis, Chevron intends to lower its carbon emissions only to the extent it can do so while preserving higher financial returns to shareholders. This is not acceptable. If higher returns mean that Chevron cannot align with a 1.5 ℃ scenario, that is bad for the planet, bad for people, and bad for Chevron’s diversified shareholders, who rely on a stable climate and healthy economy to support their many investments.

As a PBC, Chevron will be able to reverse this misguided objective, align its goals with planetary boundaries and say:

“Chevron’s objective is to do everything necessary to align with planetary warming of no more than 1.5℃, and deliver the highest returns available within that framework.”

We explain in more detail below.

Summary

Proposal

The Proposal requests the board of directors to take steps necessary to convert Chevron Corp. (“Chevron”) to a public benefit corporation (PBC). A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions as also advancing shareholders’ interest in receiving profits and financial gains from the corporation.

Management Misses the Point

The purpose of the Proposal is to address a tension between the need for corporations to authentically account for all of their impacts and a perceived legal requirement to privilege financial return to shareholders over any other stakeholder interest. This requirement is reflected in Chevron’s objective as quoted above. The Proposal’s suggested resolution—conversion to a public benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which Chevron is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.1

In its opposition statement, Chevron demonstrates that it has not even considered the gap between what it can do to address stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC.

Why You Should Support this Resolution

Almost all of Chevron’s shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a PBC, Chevron will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This flexibility will allow Chevron to protect you as a diversified shareholder by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits have not been justified based on their anticipated impact on the Company’s own long- or short-term rates of return. As a conventional corporation, directors may fear they will breach their fiduciary duties if they make decisions that might undercut the individual company’s financial returns for the sake of broader market or systemic concerns.

1 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

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Why the PBC structure is better for Chevron shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. As a leading Delaware law firm explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”2 This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend. And it is this approach that has driven Chevron to declare that it will only reduce emissions to the extent it can do so while delivering “higher returns.”

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.3 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate. This is especially true for a widely held, carbon intense company like Chevron. Diversified shareholders are already paying a high price for carbon emissions from oil majors. It is estimated that by 2050, climate change will reduce GDP by 3%, and this reduces the value of a diversified portfolio, which bears a linear relationship to GDP.

As a conventional corporation, Chevron is bound to participate in this shell game, making profits that optimize its long-term profitability even while engaging in activities that put the global economy at risk. To the extent that the Chevron carbon footprint creates economic costs that lower GDP, the value of shareholders’ portfolios is reduced. Thus, by requiring Chevron to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified.4 In other words, while Chevron may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs that its carbon emissions externalize, its diversified shareholders will ultimately pay these costs.

2 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

3 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

4 Indeed, as of March 15, 2021, Chevron’s top three holders of its shares were mutual fund companies with indexed or otherwise broadly diversified portfolios.

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The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”5 and to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[6]

This new obligation would allow Chevron to prioritize interests of stakeholders, who can be affected by externalized costs. This change in focus would permit Chevron, as a PBC, to reduce its carbon footprint in a manner that is optimized for healthier systems and better financial returns for diversified shareholders, rather than optimizing for its own internal rate of return.

How the New Obligations Could Affect Chevron

Chevron is the second largest oil company in the United States, with a market capitalization of almost $200 billion. The consequences of climate change are well established and include property destruction, forced migration, worsened global health and increased mortality, food system disruption, and more. These outcomes harm communities, customers, employees, suppliers, and shareholders, and degrade many of the social and environmental systems upon which thriving economies depend. According to The Economist Intelligence Unit’s Climate Change Resilience Index, climate change could directly cost the world economy $7.9 trillion and shave off 3% of global GDP by 2050.7 This drag on GDP directly reduces the return on a diversified portfolio over the long term.8

To date, while the Company has taken steps to reduce these costs, it has done so within the confines of company-first shareholder primacy, i.e., producing “higher returns.” This is entirely evident in Chevron’s statement opposing Proposal No. 4 in this year’s proxy statement. That proposal asks Chevron to reduce its Scope 3 emissions (arising from customers’ use of its products). Such reduction in the total greenhouse gas (GHG) emissions from burning fossil fuels is critical to curbing climate change. In response, however, Chevron has not made a commitment to be accountable to reduce those emissions consistent with global needs.

5 8 Del. C. §362.

6 8 Del. C. §365.

7 Global economy will be 3 percent smaller by 2050 due to lack of climate resilience, The Economist Intelligence Unit (November 20, 2019), available at https://www.eiu.com/n/global-economy-will-be-3-percent-smaller-by-2050-due-to-lack-of-climate-resilience/.

8 Richard Mattison et al., Universal Ownership: Why environmental externalities matter to institutional investors, Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) (2011), UNEP Finance Initiative and PRI, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

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The company’s disclosures of emissions and policy positions do not rise to the challenge. As the proponent of Proposal No. 4 has correctly pointed out, disclosure of emissions does not lead to reduction.9 And the other named strategies—reducing the carbon intensity of production, promoting policies to curtail some use of its product, providing alternative technologies, and leveraging offsets—simply do not address the need to reduce its footprint by a sufficient amount to limit GHG emissions enough to preserve our climate system. Chevron’s failure to actually address the climate crisis can be tied directly to its commitment to capturing higher returns as a conventional corporation.

But as Olivier Elamine, CEO of the German REIT Alstria, recently explained, companies must make trade-offs to adequately address climate change:

If reaching the goals of the Paris Agreement was a good business opportunity, Elamine continues, it would be happening at a much faster pace already: “We need to acknowledge that somewhere along the line, it stops being about the business opportunity - that good business decisions alone won’t get us there - and we need to accept, collectively, that it will come at a cost. Only then will we be able to achieve it.”10

As a PBC, Chevron would have the option to take the steps that are necessary to constrain average global warming to 1.5 ℃ (such as reducing its fossil-fuel production), even if the steps cannot be justified by the board as necessarily optimizing its long-term profits. Using its business judgment, Chevron’s Board would have greater discretion to participate in authentic long-term solutions to constrain climate change and minimize the associated impacts to diversified shareholders.

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More generally, as a PBC, Chevron could take actions that reduce any number of externalities in order to improve local and global economies and returns to diversified shareholders even if the actions reduced its long-term internal rate of return. Such actions might involve unilateral reduction of production, an authentic political and public influence program that supported limits on carbon, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, Chevron would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

9 Follow This Rebuttal Letter, available at https://mcusercontent.com/34db8da04bab7a1f942ca1a7d/files/8e2abcdf-5416-4e78-92a9-d1fd07c724ae/CR2118_Chevron_1_No_Action_Rebuttal.pdf.

10 Sophie Robinson-Tillett, The CEO’s perspective: ‘Surely it’s more responsible to tell the truth than to come up with Net Zero claims,’ Responsible Investor (March 29, 2021), available at https://www.responsible-investor.com/articles/the-ceo-s-perspective-surely-it-s-more-responsible-to-tell-the-truth-than-to-come-up-with-net-zero-claims.

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Signing the BRT Statement alone does not address company-first shareholder primacy

Chevron’s Commitment under the BRT Statement

In August 2019, the Company made a commitment to stakeholders by signing the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement).11 That commitment will remain an empty promise unless Chevron becomes a PBC.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were Chevron able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, the legal rules that govern Chevron have been authoritatively interpreted to require it to subordinate important stakeholder interests when they diverge from those of the shareholders.

As a conventional corporation, Chevron cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave Chevron vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a PBC would allow Chevron to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of the portfolios of its diversified shareholders. It will be able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be able to give full weight to stakeholder concerns, Chevron will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.12

Reaction to the BRT Statement Confirms the Advisability of Converting to a PBC

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”13 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

11 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

12 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

13 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

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Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.14

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.15

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.16

To the contrary, PBC conversion represents a real solution, as Justice Strine noted in the article quoted earlier in this document.

14 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

15 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

16 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

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Chevron’s opposition statement

The Company’s opposition statement to the Proposal does not address the underlying question of whether converting to PBC status will benefit its shareholders.

Chevron’s claim that its existing commitments and practices already address the proposal’s underlying objectives is misleading because it can only consider stakeholders as part of a company-first analysis.

Chevron’s claim that there is no need to become a PBC because it already “operates in a responsible and sustainable manner” misses the critical difference between PBCs and conventional corporations. Any such consideration by a conventional corporation like Chevron must be in service of financial return, as reflected in Chevron’s stated objectives. In contrast, PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves.

Chevron enumerates a number of stakeholder expectations that it purports to address. This proposal in no way suggests that these initiatives are insignificant, or that they do not produce real-world benefits. Rather, it recognizes the fact that Chevron is limited in its pursuit of these initiatives by its obligation to prioritize financial return to shareholders above all else. Thus, consideration of stakeholders as Chevron now practices it and as it would be practiced by a PBC are completely different. The opposition statement does not reflect any consideration of this distinction.

Conclusion

Please vote FOR Proposal No. 6

By voting FOR Proposal No. 6, shareholders can urge Chevron to become a PBC, as hundreds of companies have already done. Becoming a PBC will permit Chevron to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

Arjuna Capital and The Shareholder Commons urge you to vote FOR Proposal #6 on the proxy, the Shareholder Proposal requesting the Board to covert Chevron to a Public Benefit Corporation at the Chevron Corp. Annual Meeting on May 26, 2021.

For questions regarding Chevron Corp., Proposal #6 – submitted by Arjuna Investments, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com. Or Natasha Lamb, Arjuna Capital at 978-704-0112 or via email at natasha@arjuna-capital.com.

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